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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  May 17, 2006

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                       Commission File Number: 333-130901

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                             MACRO BANSUD BANK INC.
             (Exact name of registrant as specified in its Charter)

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                                  Sarmiento 447
                              Buenos Aires C1 1041
                              Tel: 54 11 5222 6500
              (Address of registrant's principal executive offices)

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     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]     Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                        Yes       [ ]     No        [X]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                        Yes       [ ]     No        [X]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes       [ ]     No        [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

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           BANCO MACRO BANSUD APPOINTS NEW HEAD OF INVESTOR RELATIONS

     BUENOS AIRES, Argentina, May 17 /PRNewswire-FirstCall/ -- Banco Macro Bansud, S.A. (NYSE: BMA) (Buenos Aires: BSUD) ("Banco Macro" or "the Bank") announced today the appointment of Jorge Scarinci as Investor Relations Officer. Mr. Scarinci comes to Banco Macro from Grupo Financiero Galicia where he held various positions in the Financial and Investor Relations areas. He will be responsible for building the Bank's international investor relations program following the successful IPO and NYSE listing completed in March 2006.

     Jorge Horacio Brito, Chief Executive Officer, stated, "We are very pleased to add Jorge Scarinci to our team. His vast experience in investor relations in the Argentine banking sector will help us increase our visibility and the international capital markets will have a senior and dedicated point of contact for all inquiries."

     INVESTOR RELATIONS CONTACTS:
      In Buenos Aires:
      Jorge Scarinci, Investor Relations Officer
      Marcos Brito, Investor Relations Manager
      Tel: +011-54-11-5222-6730
      E-mail: jorgescarinci@macrobansud.com.ar / marcosbrito@macrobansud.com.ar Visit the Bank's website at http://www.macrobansud.com.ar

SOURCE  Banco Macro Bansud S.A.
    -0-                             05/17/2006
    /CONTACT: In Argentina, Jorge Scarinci, Investor Relations Officer, jorgescarinci@macrobansud.com.ar, or Marcos Brito, Investor Relations Manager, marcosbrito@macrobansud.com.ar, both of Banco Macro Bansud, +011-54-11-5222-6730 /
    /Web site:  http://www.macrobansud.com.ar /

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  May 17, 2006
                                                      MACRO BANSUD BANK INC.


                                                      By:    /s/ Luis Cerolini
                                                             ------------------
                                                      Name:  Luis Cerolini
                                                      Title: Attorney-in-fact